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                            September 6, 2022

       Yongsheng Liu
       Chairman and Chief Executive Officer
       Goldenbridge Acquisition Ltd
       15/F, Aubin House
       171-172 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: Goldenbridge
Acquisition Ltd
                                                            Form 10-K for
Fiscal Year Ended June 30, 2021
                                                            Filed September 1,
2021
                                                            Form 10-K/A for
Fiscal Year Ended June 30, 2021
                                                            Filed December 22,
2021, July 15, 2022 and August 10, 2022
                                                            File No. 001-40132

       Dear Mr. Liu:

              We have reviewed your August 10, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2022 letter.

       Amendment No. 3 to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2021
       filed August 10, 2022

       Business
       Introduction, page 1

   1. We note the revisions made in response to comment 1 and the focus on the legal and operational risks to
the company post-business combination. However, we continue to note that your
principal executive offices are located in Hong Kong, the SPAC Sponsor is located in Hong Kong,
and a majority of your executive officers and/or directors are located in or have
significant ties to Hong Kong. Both CF Disclosure Guidance: Topic
 Yongsheng Liu
Goldenbridge Acquisition Ltd
September 6, 2022
Page 2
       No. 10 (November 23, 2020) and the Sample Letter to China-Based
Companies
       (December 20, 2021) indicate that a China-based issuer is a company based in China or
       Hong Kong. Therefore, we reissue comment one. Please clearly disclose the legal and operational risks associated with your company being based in China.
2. We partially reissue comment 2. Please disclose the risks that being based in China poses to investors. For example, specifically discuss risks arising from the legal system in
       China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
       based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We note your response to comment 3. Please disclose how you reached the determination that you are not required to obtain any licenses or approvals for offering securities to foreign investors and while seeking a target for the initial business combination, or to operate and to issue your securities to foreign investors and to list on a US exchange. To the extent you are relying upon the opinion of counsel, please identify counsel in the disclosure and file their consent as an exhibit.
Enforceability of Civil Liabilities, page 10

4. Please move this disclosure to a separate section on enforcement of liabilities, rather than a subsection of the business section. Please also revise to clarify that the sponsor is located in Hong Kong. Lastly, revise to discuss the cost and time constraints associated with seeking enforcement in China.
        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any other questions.



                                                             Sincerely,
FirstName LastNameYongsheng Liu
                                                             Division of
Corporation Finance
Comapany NameGoldenbridge Acquisition Ltd
                                                             Office of Real
Estate & Construction
September 6, 2022 Page 2
cc:       Giovanni Caruso
FirstName LastName